AECOM MERGER CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California 90071

(213) 593-8000

April 11, 2003

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Elaine Wolf

Re:    AECOM Merger Corporation

          Registration Statement on Form S-1 (File No. 333-85252)

Ladies and Gentlemen:

On behalf of AECOM Merger Corporation (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-85252), filed on March 29, 2002 and amended on June 21, 2002 and July 2, 2002 (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of equity securities in the future in reliance on Rule 155(c) of the Securities Act.

If you have any questions regarding this, please do not hesitate to contact me or Richard A. Boehmer, Esq. (213-430-6643) of O’Melveny & Myers LLP.

Sincerely, AECOM MERGER CORPORATION

By:	/s/ GLENN ROBSON
Name:	Glenn Robson
Title:	Chief Financial Officer